

TC 5719

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Cavanaugh Investment Brokers, INC
dba: Hamilton Cavanaugh & Associates Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santoro Amedeo & Co

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
CONTENTS
DECEMBER 31, 2002

SANTORO, AMEDEO & CO.

CERTIFIED PUBLIC ACCOUNTANTS

83 Calvert Street, Harrison, New York 10528
Tel: 914-835-2700
FAX: 914-835-2227

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2002, and related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 9 is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santoro, Amedeo & Company

January 31, 2002

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets:	
Cash	$ 776,309
Investments	41,850
Accounts receivable	7,488
Prepaid expenses	25,506
Total current assets	851,153
Property and equipment:	
Equipment	138,051
Less accumulated depreciation	116,428
	21,623
Other assets:	
Deposits	485
Total assets	$ 873,261

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 319,990
Stockholder's equity:	
Common stock, no par value; 200 shares authorized, issued and outstanding	16,000
Retained earnings	537,271
Total stockholder's equity	553,271
Total liabilities and stockholder's equity	$ 873,261

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:	
Gross commissions	$ 5,881,327
Less commissions paid	(1,917,022)
Net commissions	$ 3,964,305
Operating expenses:	3,412,417
Income before other income	551,888
Other income (losses):	
Unrealized losses	(17,250)
Investment income	9,764
	(7,486)
Income before income taxes	544,402
Income taxes	559
Net income	$ 543,843

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 156,008	$ 172,008
Net income	-	543,843	543,843
Unrealized holding losses	-	-	-
Dividends paid	-	(162,580)	(162,580)
Balance, end of year	$ 16,000	$ 537,271	$ 553,271

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 543,843
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized losses	17,250
Depreciation	16,981
(Increase) decrease in operating assets:	
Accounts receivable	227,302
Prepaid expenses	(25,508)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	145,224
Net cash provided by operating activities	925,092
Cash flows (used in) investing activities:	
Purchase of property and equipment	(4,796)
Dividends paid	(162,580)
Net cash (used in) investing activities	(167,376)
Cash flows (used in) financing activities:	
Officers loans paid	(50,000)
Net increase in cash	707,716
Cash, beginning of year	68,593
Cash, end of year	$ 776,309
Supplemental disclosures:	
Interest paid	$ -
Income taxes	7,437

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. **Organization of company:**

   Hamilton Cavanaugh & Associates, Inc. a New York State corporation acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

2. **Summary of significant accounting policies:**

   Basis of accounting:

   The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

   Cash and equivalents:

   For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

   Property, equipment and depreciation:

   Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

   Income taxes:

   The Corporation's stockholder has elected S corporation status for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a built-in gains tax on disposal of property and equipment and other assets. This tax applies to unrealized gains, if any, at November 1, 2001.

   Use of estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Fair value of financial instruments:

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2002. All transactions are cleared through another broker-dealer on a fully disclosed basis.

3. Investments:

	Cost	Fair Market Value	Unrealized (Losses)
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	27,750	(17,250)
	$ 59,100	$ 41,850	$ (17,250)

4. Related party transactions:

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC, a related company. Rent expense to the related company for the year ended December 31, 2002 was $135,000

The Company also leases on a short term basis, from non-related parties, other facilities as needed. These leases are always under a year in length.

At December 31, 2001 there was an Officer's loan payable of $50,000. This loan was unsecured and non-interest bearing, and was repaid during the year ended December 31, 2002.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

5. Cash:

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2002, the bank balance were in excess of FDIC insurance limits by approximately $305,000.

6. Equipment lease:

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2002 are as follows:

Year Ending December 31	Amount
2003	$ 21,450
2004	20,802
2005	19,934
2006	1,086
	$ 63,272

Rental expense for the leases for the year ended December 31, 2002 was $16,955.

7. Net Capital requirement:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities will not be handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2002, Hamilton Cavanaugh & Associates, Inc. had $553,271 net capital.

8. Retirement plan:

The Company has a 401(k) plan covering substantially all eligible employees. The employee may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the year ended December 31, 2002 was $69,060.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2002

Net Capital:		
Stockholder's equity qualified for net capital		$ 553,271
Nonallowable assets:		
Nonallowable investments		41,850
Property and equipment, net		21,623
Prepaid expenses		25,506
Petty cash		500
Security deposits		485
Total nonallowable assets:		89,964
Net capital before haircuts on security positions		463,307
Haircuts on securities		34,434
Net Capital		428,873
Minimum net capital required:		
A.I. Liabilities from statement of financial condition	$ 319,990	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		21,343
Net capital in excess of requirement		$ 407,530

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Officer's compensation	$ 1,141,289
Employee compensation	924,944
Payroll taxes	99,466
Retirement plan	69,060
Outside consultants	118,808
Rent	146,711
Insurance	54,958
Health insurance and medical	56,356
Advertising	36,721
Business gifts	17,965
Professional fees	36,621
Computer maintenance	21,318
Automobile expense	23,475
Travel and lodging expense	69,914
Client promotion	263,647
Equipment rental and storage	23,078
Office expense	34,315
Office maintenance and repairs	15,788
Postage and shipping	25,640
Telephone	50,458
Marketing	22,900
Rubbish removal	2,763
Dues and subscriptions	24,032
Registration and membership fees	18,234
Temporary help	5,945
Continuing education and training	8,326
Seminars	2,815
Depreciation	16,981
Donations	78,125
Miscellaneous	1,764
	$ 3,412,417

See notes to financial statements.